Exhibit 99.1

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stock broker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Guangshen Railway Company Limited, you should at once hand this circular and the accompanying proxy form to the purchaser or the transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 525)

CONTINUING CONNECTED TRANSACTIONS

Independent financial adviser

to the Independent Board Committee and the Independent Shareholders

A letter from the Board is set out on pages 4 to 14 of this circular. A letter of recommendation from the Independent Board Committee to the Independent Shareholders is set out on pages 15 to 16 of this circular. A letter of advice from CMB International to the Independent Board Committee and the Independent Shareholders is set out on pages 17 to 30 of this circular.

A notice convening the EGM to be held at the Meeting Room, 3/F., No. 1052 Heping Road, Shenzhen, Guangdong Province, the PRC, on Thursday, 19 December 2013 at 9:30 a.m. is set out on pages 35 to 36 of this circular.

Whether or not you propose to attend the EGM, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon. The form of proxy should be returned to the registered office of the Company at No. 1052 Heping Road, Shenzhen, Guangdong Province, the PRC, as soon as possible but in any event not less than 24 hours before the time appointed for holding of the EGM or any adjournment thereof. If you intend to attend the EGM in person or by proxy, you are required to complete and return the reply slip to the registered office of the Company at No. 1052 Heping Road, Shenzhen, Guangdong Province, the PRC, before Friday, 29 November 2013.

Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM or any adjournment thereof should you so wish.

1 November 2013

— i —

DEFINITIONS

In this circular, the following expressions have the following meanings, unless the context requires otherwise:

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Board”	the board of Directors

“CMB International” or “IFA”	CMB International Capital Limited , a corporation licensed to carry out Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the SFO, the independent financial advisor to the Independent Board Committee and the Independent Shareholders in relation to the Framework Comprehensive Services Agreement, the Continuing Connected Transactions and the Proposed Annual Caps

“Company”	Guangshen Railway Company Limited , a joint stock limited company incorporated in the PRC, the H Shares of which are listed on HKSE, the American depositary shares (each representing 50 H Shares) of which are listed on The New York Stock Exchange, Inc. and the A Shares of which are listed on the Shanghai Stock Exchange

“Continuing Connected Transactions”	the transactions contemplated under the Framework Comprehensive Services Agreement

“Directors”	the directors of the Company

“EGM”	the extraordinary general meeting of the Company to be convened to approve, among other things, the Framework Comprehensive Services Agreement, the Continuing Connected Transactions and the Proposed Annual Caps

“Existing Continuing Connected Transactions”	the continuing connected transactions contemplated under the Existing Framework Comprehensive Services Agreement

DEFINITIONS

“Existing Framework Comprehensive Services Agreement”	the comprehensive services agreement entered into between GRGC and the Company dated 27 October 2010 in relation to the mutual provision of services by the GRGC Group Companies and the Group Companies

“Framework Comprehensive Services Agreement”	the conditional comprehensive services agreement entered into between GRGC and the Company dated 18 October 2013 in relation to the mutual provision of services between the GRGC Group Companies and the Group Companies

“GRGC”	Guangzhou Railway (Group) Company , a company incorporated under the PRC laws and the largest shareholder of the Company

“GRGC Group”	GRGC and all the companies, entities or departments owned or controlled by it (except for the Group); and “GRGC Group Company” means any of them

“Group”	the Company and its subsidiaries, and “Group Company” means any of them

“H Share(s)”	Share(s) that are subscribed for and traded in Hong Kong dollars on HKSE

“HKSE”	The Stock Exchange of Hong Kong Limited

“Hong Kong”	The Hong Kong Special Administrative Region of the PRC

“Independent Board Committee”	an independent committee of the Board established by the Board comprising all independent non-executive Directors

“Independent Shareholders”	Shareholders other than GRGC and its associates

“Latest Practicable Date”	28 October 2013, being the latest practicable date prior to the printing of this circular for ascertaining certain information referred to in this circular

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

DEFINITIONS

“Percentage Ratios”	the percentage ratios set out in Rule 14.07 of the Listing Rules

“PRC”	the People’s Republic of China and for the purpose of this circular excluding Hong Kong, The Macau Special Administrative Region of the PRC and Taiwan

“Proposed Annual Caps”	the proposed annual caps for the three financial years ending 31 December 2016 in respect of the Continuing Connected Transactions

“RMB”	Renminbi, the lawful currency of the PRC

“Shareholder(s)”	shareholder(s) of the Company

“Share(s)”	shares of nominal value of RMB1.00 each in the share capital of the Company

“SFO”	the Securities and Future Ordinance (Chapter 571 of the Laws of Hong Kong)

“Supervisors”	the supervisors of the Company

“%”	per cent

LETTER FROM THE BOARD

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 525)

Board of Directors:	Registered Office:
Executive Directors:	No. 1052 Heping Road
Mr. Li Wenxin	Shenzhen, Guangdong Province
Mr. Shen Yi	The People’s Republic of China
Mr. Luo Qing	Postcode Code: 518010

Non-executive Directors:	Principal Place of Business in Hong Kong:
Mr. Sun Jing	No. 112, Floor M
Mr. Yu Zhiming	Hung Hom Station, Kowloon
Mr. Li Liang	Hong Kong

Independent non-executive Directors:
Mr. Lo Mun Lam
Mr. Liu Xueheng
Ms. Liu Feiming

1 November, 2013

To the Shareholders

Dear Sir and Madam,

CONTINUING CONNECTED TRANSACTIONS

INTRODUCTION

Reference is made to (a) the announcement of the Company dated 27 October 2010 and the circular of the Company dated 5 November 2010 in respect of the Existing Framework Comprehensive Services Agreement; and (b) the announcement of the Company dated 18 October 2013 in respect of the Framework Comprehensive Services Agreement, the Continuing Connected Transactions and the Proposed Annual Caps.

LETTER FROM THE BOARD

The purpose of this circular is to provide you with (1) further details of the Continuing Connected Transactions, the Framework Comprehensive Services Agreement and the Proposed Annual Caps; (2) a letter from the IFA containing its advices to the Independent Board Committee and the Independent Shareholders; (3) a letter from the Independent Board Committee with its recommendation to the Independent Shareholders; and (4) the notice of the EGM.

FRAMEWORK COMPREHENSIVE SERVICES AGREEMENT

On 18 October 2013, GRGC and the Company entered into the Framework Comprehensive Services Agreement to set out a framework for the mutual provision of services between the Group and the GRGC Group as the Existing Continuing Connected Transactions approved by the then Independent Shareholders will expire on 31 December 2013. The principal terms of the Framework Comprehensive Services Agreement are set out below:

Date	:	18 October 2013

Parties	:	(a) GRGC; and

(b) the Company.

Term	:	3 years starting from 1 January 2014, subject to the Independent Shareholders’ approval.

Scope of services	:	The GRGC Group Companies and the Group Companies will provide the following main services to each other:

		(a)	transportation services, which comprise:

			(i)	production co-ordination and safety management;

			(ii)	leasing of railway infrastructures and transportation equipment;

			(iii)	railway network services (including but not limited to passenger related services, provision of water to trains, railway track usage, locomotive traction and electricity provision and ticket sale services);

			(iv)	passenger services; and

			(v)	cleaning services of locomotives and railway stations.

LETTER FROM THE BOARD

(b)	railway related services, which comprise:

	(i)	repair services of railway infrastructures and transportation equipment;

	(ii)	locomotive and train repair services;

	(iii)	purchase and sale services of railway related materials;

	(iv)	security services;

	(v)	property management and building maintenance services; and

	(vi)	project construction, management and supervision services.

In addition to the above, the GRGC Group Companies also provide scheduling, railway communication and hygiene and epidemic prevention services to the Group Companies.

Pricing policies	:	1.	Transportation services	(i)	the prices will be determined in accordance with the applicable industry settlement rules; if, unavailable, the prices will be determined in accordance with the guidance prices set by the government.

				(ii)	if neither the applicable industry settlement rules nor the government guidance prices is available, the prices will be determined based on the market prices after negotiation between the parties, provided that the prices will be fixed on normal commercials terms or on terms no less favourable than those available to or from independent third parties for the same or similar type of services under prevailing local market conditions.

LETTER FROM THE BOARD

2.	Railway related services	(i)	the prices will be determined in accordance with applicable industry standard fees and agreed between the parties subject to actual situation.

		(ii)	if the applicable industry standard fees are not available, the prices will be determined based on the cost incurred in providing the services plus reasonable profits after negotiation between the parties, provided that the prices will be fixed on normal commercials terms or on terms no less favourable than those available to or from independent third parties for the same or similar type of services under prevailing local market conditions.

For the purpose of the Framework Comprehensive Services Agreement, “applicable industry settlement rules” means industry settlement methods issued annually by the former Ministry of Railways of the PRC (“Former MOR”) before its dissolution in March 2013 and such other industry settlement methods to be issued annually by the State Railway Administration (“SRA”) or other governmental authority with the power to issue such settlement methods; “government guidance prices” means the prices of transportation and railway related services set by Former MOR before its dissolution in March 2013 (or other governmental authorities with such power) and the prices of water, electricity, oil and other energy resources set by relevant governmental authorities subject to adjustment in accordance with the direction of the relevant PRC governmental authorities from time to time; “applicable industry standard fees” means the fees determined in accordance with the requirements under Methods of Design Budget Estimate Making in Railway Infrastructure Construction Project , Methods of Design Budget Estimate Making in Railway Renewal and Modification Project and other standards issued by the Former MOR or other provincial governments subject to adjustment from time to time.

LETTER FROM THE BOARD

Historical figures and the proposed annual caps

The table below sets out the historical amounts in respect of the mutual provision of services for the two years ended 31 December 2012 and the 9 months ended 30 September 2013 between the Group and the GRGC Group:

	Historical Figures
	(RMB million)
	For the year ended 31 December 2011	For the year ended 31 December 2012	For the 9 months ended 30 September 2013

Expenditure
Amount paid to the GRGC Group by the Group for transportation services	2,178.92	2,286.70	1,651.72

Amount paid to the GRGC Group by the Group for railway related services	1,313.35	1,391.18	775.97

Total:	3,492.27	3,677.88	2,427.69

Revenue
Amount paid to the Group by the GRGC Group for transportation services	1,836.07	1,870.07	1,167.94

Amount paid to the Group by the GRGC Group for railway related services	23.70	11.22	12.89

Total:	1,859.77	1,881.29	1,180.83

LETTER FROM THE BOARD

The Proposed Annual Caps for the three years ending 31 December 2016 shall be as follows:

	Proposed Annual Caps
	(RMB million)
	For the year ending 31 December 2014	For the year ending 31 December 2015	For the year ending 31 December 2016

Expenditure
Amount to be paid to the GRGC Group by the Group for transportation services	2,933.18	3,373.16	3,879.13

Amount to be paid to the GRGC Group by the Group for railway related services	1,981.84	2,279.12	2,620.99

Total:	4,915.02	5,652.28	6,500.12

Revenue
Amount to be paid to the Group by the GRGC Group for transportation services	2,576.02	2,962.42	3,406.78

Amount to be paid to the Group by the GRGC Group for railway related services	23.00	26.45	30.42

Total:	2,599.02	2,988.87	3,437.20

The Proposed Annual Caps for the Continuing Connected Transactions have been determined with reference to the following factors:

(a)	the historical transaction amounts in respect of the Existing Continuing Connected Transactions; and

(b)	the estimated future demand for train services to be provided by the Group after taking into consideration of the future business growth and development of the Group.

LETTER FROM THE BOARD

In calculating the above annual caps, a 15% buffer has been added to the estimated transaction amounts to allow room for any further unexpected increase in transaction volume. The 15% buffer for the Proposed Annual Caps has been determined with reference to the following factors:

(a)	as GRGC will operate two new railways, namely Xiamen-Shenzhen Railway, connecting Xiamen to Shenzhen, and Shaogan Railway, connecting Jiangxi to Guangdong, and may also operate two new railways within the next three years, namely Guiguang Railway, connecting Guiyang to Guangzhou, and Nanguang Railway, connecting Nanning to Guangzhou, it is expected that the transportation services and railway related services provided between the Group and GRGC Group Companies will increase substantially in the future;

(b)	the railway industry is expected to continue its expansion in the coming years as the State Council of the PRC stated plans to boost the economy by injecting capital into the country’s railway industry by 2015; and

(c)	along with the continuous and steady growth in the economy of Guangdong Province and the increase in domestic price level, the volume of the Group’s business has been expanding in terms of passenger volume and railway network usage and other transportation related services in the first half of 2013. The Directors are optimistic about the performance of the Group in the future and expect that the services required from GRGC Group Companies as well as services provided to the GRGC Group Companies will increase generally in line with the growth of the business of the Group, the rate of the economic growth of Guangdong Province and the increase in the domestic price level.

INFORMATION ON GRGC AND THE COMPANY

(a)	GRGC

GRGC is a PRC stated-owned enterprise which controls the operation of railway transportation businesses in Guangdong Province, Hunan Province and Hainan Province.

(b)	the Company

The Company is principally engaged in railway passenger and freight transportation business on the Shenzhen-Guangzhou-Pingshi railway and certain long-distance passenger transportation services.

LETTER FROM THE BOARD

REASONS FOR ENTERING INTO THE CONTINUING CONNECTED TRANSACTIONS

It is not only beneficial but also necessary for the Company to enter into the Continuing Connected Transactions in order to facilitate the operation of the Company for the following reasons:

(a)	As GRGC controls the operation of railway transportation businesses in Guangdong Province, Hunan Province and Hainan Province, GRGC, together with other GRGC Group Companies, is the only available provider in the market for certain services that the Company requires in its operations. The services contemplated under the Framework Comprehensive Services Agreement will be mutually provided between the GRGC Group and the Group with reference to the applicable industry settlement rules or guidance prices, or on a cost basis (plus reasonable profits, where applicable), in both cases will be conducted on normal commercial terms or on terms no less favorable than those available from independent third parties;

(b)	certain support or cooperation service arrangements are also required from GRGC and other GRGC Group Companies, which administer and control the operation of the neighbouring railway lines; and

(c)	the Existing Continuing Connected Transactions in respect of mutual provision of services between the GRGC Group Companies and the Group Companies were entered into in the ordinary and usual course of businesses of the Company and have been conducted by the GRGC Group Companies and the Group Companies for many years.

LISTING RULES IMPLICATION

GRGC is the largest Shareholder and owns an aggregate of 37.12% of the issued share capital of the Company. Therefore, GRGC is a connected person of the Company under the Listing Rules and the transactions between the GRGC Group Companies and the Group Companies under the Framework Comprehensive Services Agreement constitute continuing connected transactions under the Listing Rules.

As one or more of the applicable Percentage Ratios in respect of the Continuing Connected Transactions exceed 5%, the Continuing Connected Transactions will constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules, and are subject to the reporting, annual review, announcement and Independent Shareholders’ approval requirements pursuant to Rule 14A.48 of the Listing Rules.

LETTER FROM THE BOARD

The Company will comply with the relevant provisions under Chapter 14A of the Listing Rules in the event that the aggregate service fees under the Framework Comprehensive Services Agreement shall exceed the Proposed Annual Caps or that there is any material amendment to the terms of the Framework Comprehensive Services Agreement.

Each of the Directors has confirmed that he/she has no material interest in the Continuing Connected Transactions.

EGM

A notice convening the EGM at which ordinary resolution will be proposed to the Independent Shareholders to consider and, if thought fit, to approve the Framework Comprehensive Services Agreement, the Continuing Connected Transactions and the Proposed Annual Caps and all matters relating thereto is set out on pages 35 to 36 of this circular. Whether or not you propose to attend the EGM, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon. The form of proxy should be returned to the registered office of the Company at No. 1052 Heping Road, Shenzhen, Guangdong Province, the PRC, as soon as possible but in any event not less than 24 hours before the time appointed for holding of the EGM or any adjournment thereof. If you intend to attend the EGM in person or by proxy, you are required to complete and return the reply slip to the registered office of the Company at No. 1052 Heping Road, Shenzhen, Guangdong Province, the PRC, before Friday, 29 November 2013.

Completion and return of the form of proxy will not preclude you from attending and voting in person at the EGM should you so wish.

The voting in respect of the approval of the resolution will be conducted by way of poll. GRGC and its associates holding approximately 37.12% of the issued share capital of the Company as at the Latest Practice Date, will abstain from voting.

Save as disclosed above, to the extent that the Company is aware and having made all reasonable enquiries, as at the Latest Practice Date, there is no voting trust or other agreement, arrangement or understanding entered into by or binding upon any Shareholders and none of the Shareholders is subject to any obligation or entitlement, whereby such Shareholder has or might have temporarily or permanently passed control over the exercise of the voting right in respect of its shares in the Company to a third party, whether generally or on a case-by-case basis.

An announcement will be made by the Company following the conclusion of the EGM to inform you of the results of the EGM.

LETTER FROM THE BOARD

INDEPENDENT BOARD COMMITTEE AND INDEPENDENT FINANCIAL ADVISER

An Independent Board Committee, comprising Mr. Lo Mun Lam, Mr. Liu Xueheng and Ms. Liu Feiming, has been established to advise the Independent Shareholders in relation to the Framework Comprehensive Services Agreement, the Continuing Connected Transactions and the Proposed Annual Caps. None of the members of the Independent Board Committee is interested or involved in the Continuing Connected Transactions. Your attention is drawn to the letter from the Independent Board Committee dated 1 November 2013 set out on pages 15 to 16 of this circular.

CMB International has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Framework Comprehensive Services Agreement, the Continuing Connected Transactions and the Proposed Annual Caps. Your attention is drawn to the letter from CMB International to the Independent Board Committee and the Independent Shareholders dated 1 November 2013 on pages 17 to 30 of this circular.

RECOMMENDATION

The Independent Board Committee recommends the Independent Shareholders to vote in favour of the resolution to be proposed at the EGM to approve the Framework Comprehensive Services Agreement, the Continuing Connected Transactions and the Proposed Annual Caps.

Having regard to the opinion of CMB International, the Directors (including the independent non-executive Directors) consider (a) that the transactions under the Framework Comprehensive Services Agreement are entered into in the usual and ordinary course of business of the Group and are conducted on an arm’s length basis and on normal commercial terms or on terms no less favorable than those available to or from independent third parties under prevailing local market conditions and (b) that the Framework Comprehensive Services Agreement, the Continuing Connected Transactions and the Proposed Annual Caps are fair and reasonable and in the interests of the Company and the Shareholders as a whole. Accordingly, the Board recommends the Independent Shareholders to vote in favour of the resolution to be proposed at the EGM in respect of the Framework Comprehensive Services Agreement, the Continuing Connected Transactions and the Proposed Annual Caps.

LETTER FROM THE BOARD

ADDITIONAL INFORMATION

Your attention is also drawn to the information set out in the appendix to this circular.

Yours faithfully,

For and on behalf of

Guangshen Railway Company Limited

Li Wenxin

Chairman

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 525)

1 November, 2013

To the Independent Shareholders

Dear Sir and Madam,

CONTINUING CONNECTED TRANSACTIONS

We refer to the circular of the Company to the Shareholders dated 1 November 2013 (the “Circular”), of which this letter forms part. Unless the context requires otherwise, capitalized terms used in this letter will have the same meanings given to them in the section headed “Definitions” of the Circular.

As the Independent Board Committee, we have been appointed to advise you as to whether, in our opinion, the terms of the Framework Comprehensive Services Agreement, the Continuing Connected Transactions and the Proposed Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole.

CMB International has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Framework Comprehensive Services Agreement, the Continuing Connected Transactions and the Proposed Annual Caps.

Having considered the Framework Comprehensive Services Agreement, the Continuing Connected Transactions, and the Proposed Annual Caps, and the opinion and advice of CMB International in relation thereto, which are set out on pages 17 to 30 of the Circular, we are of the opinion that the terms of the Framework Comprehensive Services Agreement, the Continuing Connected Transactions and the Proposed Annual Caps are fair and reasonable so far as the Independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole. We therefore recommend you to vote in favour of the ordinary resolution to be proposed at the EGM to approve the Framework Comprehensive Services Agreement, the Continuing Connected Transactions and the Proposed Annual Caps.

LETTER FROM THE INDEPENDENT BOARD COMMITTEE

Yours faithfully,

For and on behalf

Independent Board Committee

Mr. Lo Mun Lam	Mr. Liu Xueheng	Ms. Liu Feiming
Independent non-executive	Independent non-executive	Independent non-executive
Director	Director	Director

LETTER FROM CMB INTERNATIONAL

The following is the text of a letter of advice from CMB International, the independent financial adviser, to the Independent Board Committee and the Independent Shareholders, setting out its advice to the Independent Board Committee and the Independent Shareholders in respect of the Continuing Connected Transactions, which has been prepared for the purpose of inclusion in this circular,

CMB International Capital Limited
Units 1803-04, Bank of America Tower
12 Harcourt Road, Central, Hong Kong

1 November 2013

To: The Independent Board Committee

      and the Independent Shareholders of

      Guangshen Railway Company Limited

Dear Sir/Madam,

CONTINUING CONNECTED TRANSACTIONS

INTRODUCTION

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders on the Framework Comprehensive Services Agreement, the Continuing Connected Transactions (the “CCT”) and the Proposed Annual Caps, particulars of which are set out in the letter from the Board (the “Letter from the Board”) of this circular (the “Circular”). Capitalised terms used in this letter shall have the same meanings as those defined in the Circular unless the context otherwise requires. We recommend the Independent Board Committee to advise the Independent Shareholders to read the Circular carefully before they decide to vote for or against the Framework Comprehensive Services Agreement, the CCT, and the Proposed Annual Caps.

As set out in the Letter from the Board, on 18 October 2013, GRGC and the Company entered into the Framework Comprehensive Services Agreement to set out a framework for the mutual provision of services between the Group Companies and GRGC Group Companies.

LETTER FROM CMB INTERNATIONAL

As GRGC is the largest Shareholder and owns an aggregate of approximately 37.12% of the issued share capital of the Company, GRGC is a connected person of the Company under the Listing Rules and the transactions between the GRGC Group Companies and the Group Companies under the Framework Comprehensive Services Agreement constitute continuing connected transactions under the Listing Rules. As one or more of the applicable Percentage Ratios in respect of the CCT exceed 5%, the CCT will constitute continuing connected transactions of the Company under Chapter 14A of the Listing Rules, and are subject to the reporting, annual review, announcement and Independent Shareholders’ approval requirements pursuant to Rule 14A.48 of the Listing Rules.

Accordingly, the EGM will be convened to seek Independent Shareholders’ approval of the Framework Comprehensive Services Agreement, the CCT and the Proposed Annual Caps by way of poll where GRGC and its associates will abstain from voting.

The Independent Board Committee, comprising all three independent non-executive Directors, namely Mr. Lo Mun Lam, Mr. Liu Xueheng and Ms. Liu Feiming, has been established to advise the Independent Shareholders in relation to the Framework Comprehensive Services Agreement, the CCT and the Proposed Annual Caps. We, CMB International, have been appointed to advise the Independent Board Committee and the Independent Shareholders on the terms of the CCT and the transactions contemplated thereunder. Our opinion only applies to the terms of the CCT and the transactions contemplated thereunder (including the Proposed Annual Caps).

BASIS OF OUR OPINION

In formulating our recommendation, we have relied, without assuming any responsibility for independent verification, on the information, opinions and facts supplied and representations made to us by the Company, who have assumed full responsibility for the accuracy of the information contained in the Circular and that any information and representations made to us are true, accurate and complete in all material respects as at the date hereof and that they may be relied upon. We have no reason to doubt the truth, accuracy and completeness of the information and representations provided to us by the Company. We have discussed with the management of the Company regarding their plans and prospects of the Company. We have also relied on certain information available to the public and have assumed such information to be accurate and reliable, and we have not independently verified the accuracy of such information. We have also assumed that statements and representations made or referred to in the Circular were accurate at the time they were made and continue to be accurate up to the date of the EGM. We consider that we have reviewed sufficient information to reach an informed view in order to provide a reasonable basis for our advice. It is not within our terms of engagement to comment on the commercial feasibility of the CCT, which remains the responsibility of the Directors. As the independent financial adviser to the Independent Board Committee and the Independent Shareholders, we have not been involved in the negotiations in respect of the terms of the CCT.

LETTER FROM CMB INTERNATIONAL

Our opinion is necessarily based upon the financial, economic, market, regulatory, and other conditions as they exist on, and the facts, information, and opinions made available to us as of the date of this letter. We have no obligation to update this opinion to take into account events occurring after the date on which this opinion is delivered to the independent non-executive Directors. This letter is solely for the information of the Independent Board Committee and the Independent Shareholders, in connection with their consideration of the Proposed Annual Caps and is not to be quoted or referred to, in whole or in part, nor shall this letter be used for any other purpose, without our prior written consent.

CMB International is a licensed corporation to carry out Type 1 regulated activities (dealing in securities) and Type 6 regulated activities (advising on corporate finance) under the SFO. CMB International and its affiliates, whose ordinary business involves the trading of, dealing in and the holding of securities, may be involved in the trading of, dealing in, and the holding of the securities of the Company for client accounts.

PRINCIPAL FACTORS AND REASONS CONSIDERED

In arriving at our advice and recommendation in respect of the Framework Comprehensive Services Agreement, the CCT and the Proposed Annual Caps, we have taken into account the principal factors and reasons set out below:

1.	Background of and reasons for the CCT

(i)	Background of the CCT

The Company

The Company is principally engaged in railway passenger and freight transportation businesses on the Shenzhen-Guangzhou-Pingshi railway and certain long-distance passenger transportation services.

LETTER FROM CMB INTERNATIONAL

GRGC

GRGC is a PRC state-owned enterprise that controls the operation of railway transportation in Guangdong Province, Hunan Province, and Hainan Province.

The Framework Comprehensive Services Agreement

On 18 October 2013, GRGC and the Company entered into the Framework Comprehensive Services Agreement to set out a framework for the mutual provision of services between the Group Companies and the GRGC Group Companies. Subject to the obtaining of the Independent Shareholders’ approval, the duration of the Framework Comprehensive Services Agreement will be three years starting from 1 January 2014.

Under the Framework Comprehensive Services Agreement, the GRGC Group Companies and the Group Companies will provide the following main services to each other, the scope of which includes:

A.	Transportation services, which comprise:

(i)	production co-ordination and safety management;

(ii)	leasing of railway infrastructures and transportation equipment;

(iii)	railway network services (including but not limited to passenger related services, provision of water to trains, railway track usage, locomotive traction and electricity provision and ticket sale services);

(iv)	passenger services; and

(v)	cleaning services of locomotives and railway stations.

B.	Railway related services, which comprise:

(i)	repair services of railway infrastructures and transportation equipment;

(ii)	locomotive and train repair services;

LETTER FROM CMB INTERNATIONAL

(iii)	purchase and sale services of railway related materials;

(iv)	security services;

(v)	property management and building maintenance services; and

(vi)	project construction, management and supervision services.

In addition to the above, the GRGC Group Companies also provide scheduling, railway communication, and hygiene and epidemic prevention services to the Group Companies.

(ii)	Reasons for Entering into the CCT

As stated in the Letter from the Board, it is not only beneficial but also necessary for the Company to enter into the CCT in order to facilitate the operation of the Company for the following reasons:

(a)	As GRGC controls the operation of the railway transportation businesses in Guangdong Province, Hunan Province, and Hainan Province, GRGC, together with other GRGC Group Companies, is the only available provider in the market for certain services that the Company requires in its operations. The services contemplated under the Framework Comprehensive Services Agreement will be mutually provided between the GRGC Group and the Group with reference to the applicable industry settlement rules or guidance prices, or on a cost basis (plus reasonable profit, where applicable), provided that the price will be fixed on normal commercial terms or on terms no less favorable than those available to or from independent third parties for the same or similar type of services under prevailing local market conditions;

(b)	certain support or cooperation service arrangements are also required from GRGC and the other GRGC Group Companies, which administer and control the operation of the neighboring railway lines; and

(c)	the Existing Continuing Connected Transactions in respect of mutual provision of services between the GRGC Group Companies and the Group Companies were entered into in the ordinary and usual course of business of the Company and have been conducted by the GRGC Group Companies and the Group Companies for over ten years.

LETTER FROM CMB INTERNATIONAL

In view of (i) the well established and good cooperative relationship between the Group and the GRGC, in particular the fact that the Group Companies and the GRGC Group Companies have been mutually providing services for over ten years; (ii) the GRGC Group’s good understanding of the service requirements of the Group; (iii) the CCT are indispensable to the Group’s principal business; (iv) the absence of alternative provider for provision of certain services in the market; and (v) provision of services by the GRGC Group on terms no less favorable than those obtainable from independent third parties, we concur with the Directors’ view that it is in the interest of the Group to enter into the CCT in order to facilitate the operations of the Company.

2.	Pricing bases of each of the CCT

As stated in the Letter from the Board, the pricing policy of each of the CCT will be as follows:

1.	Transportation services	(i)	the prices will be determined in accordance with the applicable industry settlement rules; if unavailable, the prices will be determined in accordance with the guidance prices set by the government.

		(ii)	if neither the applicable industry settlement rules nor the government guidance prices are available, the prices will be determined based on the market prices after negotiation between the parties, provided that the prices will be fixed on normal commercial terms or on terms no less favorable than those available to or from independent third parties for the same or similar type of services under prevailing local market conditions.

2.	Railway related services	(i)	the prices will be determined in accordance with the applicable industry standard fees and agreed between the parties subject to actual situation.

		(ii)	if the applicable industry standard fees are not available, the prices will be determined based on the cost incurred in providing the services plus reasonable profits after negotiation between the parties, provided that the price will be fixed on normal commercial terms or on terms no less favorable than those available to or from independent third parties for the same or similar type of services under prevailing local market conditions.

LETTER FROM CMB INTERNATIONAL

As stated in the Letter from the Board for the purpose of the Framework Comprehensive Services Agreement: “applicable industry settlement rules” means industry settlement methods issued annually by the former Ministry of Railways of the PRC (“Former MOR”) before its dissolution in March 2013 and such other industry settlement methods to be issued annually by the State Railway Administration (“SRA”) or other governmental authority with the power to issue such settlement methods; “government guidance prices” means the prices of transportation and railway related services set by Former MOR before its dissolution on March 2013 (or other governmental authorities with such power) and the prices of water, electricity, oil and other energy resources set by relevant governmental authorities subject to adjustment in accordance with the direction of the relevant PRC governmental authorities from time to time; “applicable industry standard fees” means the fees determined in accordance with the requirements under Methods of Design Budget Estimate Making in Railway Infrastructure Construction Project , Methods of Design Budget Estimate Making in Railway Renewal and Modification Project and other standards issued by the Former MOR or other provincial governments subject to adjustment from time to time.

Having considered (i) the pricing mechanism in respect of each of the CCT as mentioned above; (ii) the terms including, but not limited to, the pricing basis and the payment terms of each of the CCT under the Existing CCT, which have been in place since 2008 and shall remain substantially unchanged as compared to the pricing basis and the payment terms of each corresponding service under the Existing Framework Comprehensive Services Agreement, entered into between the Company and the GRGC; (iii) the pricing basis for the additional transportation services, namely the cleaning services of locomotives and railway stations, which is to be mutually provided by the Group Companies and the GRGC Group Companies, and the settlement method or pricing standard of which are based on applicable industry settlement rules or market price after arm’s length negotiation, provided that the price will be fixed on normal commercial terms or on terms no less favorable than those available to or from independent third parties for the same or similar type of services under prevailing local market conditions; and (iv) our review of the relevant supporting documents provided by the Company, including but not limited to, the settlement methods and pricing standards issued by the former Ministry of Railways, as well as samples of the invoices issued between the GRGC Group Companies and the Group Companies for various services provided pursuant to the Existing Framework Comprehensive Services Agreement, we are of view that the pricing bases of the CCT, which have been in place since 2008 and are based on applicable industry settlement rules or market price after arm’s length negotiation, are fair and reasonable. As such, we concur with the Directors’ view that the terms of the CCT are on normal commercial terms, fair and reasonable so far as the Company and Independent Shareholders as a whole are concerned.

LETTER FROM CMB INTERNATIONAL

3.	Historical Figures and the Proposed Annual Caps

The table below sets out the historical amounts in respect of the mutual provision of services for the two years ended 31 December 2012 and the nine months ended 30 September 2013, as well as the estimated figures for the year ending 31 December 2013 between the Group and GRGC Group.

				Estimated
		Historical Figures		Figures
		(RMB million)		(RMB million)
	For the	For the	For the	For the
	year ended	year ended	9 months ended	year ending
	31 December	31 December	30 September	31 December
	2011	2012	2013	2013

Expenditure

Amount paid to the GRGC Group by the Group for transportation services	2,178.92	2,286.70	1,651.72	2,550.59

Amount paid to the GRGC Group by the Group for railway related services	1,313.35	1,391.18	775.97	1,723.34

Total:	3,492.27	3,677.88	2,427.69	4,273.93

Revenue

Amount paid to the Group by the GRGC Group for transportation services	1,836.07	1,870.07	1,167.94	1,631.32

Amount paid to the Group by the GRGC Group for railway related services	23.70	11.22	12.89	20.00

Total:	1,859.77	1,881.29	1,180.83	1,651.32

LETTER FROM CMB INTERNATIONAL

The Proposed Annual Caps for the three years ending 31 December 2016 shall be as follows:

	Proposed Annual Caps
		(RMB million)
	For the	For the	For the
	year ending	year ending	year ending
	31 December	31 December	31 December
	2014	2015	2016

Expenditure

Amount to be paid to the GRGC Group by the Group for transportation services	2,933.18	3,373.16	3,879.13

Amount to be paid to the GRGC Group by the Group for railway related services	1,981.84	2,279.12	2,620.99

Total:	4,915.02	5,652.28	6,500.12

Revenue

Amount to be paid to the Group by the GRGC Group for transportation services	2,576.02	2,962.42	3,406.78

Amount to be paid to the Group by the GRGC Group for railway related services	23.00	26.45	30.42

Total:	2,599.02	2,988.87	3,437.20

LETTER FROM CMB INTERNATIONAL

Bases for determining the Proposed Annual Caps

In assessing the reasonableness of the Proposed Annual Caps, we have discussed with the management of the Company and understand that the Proposed Annual Caps are determined based on factors including but not limited to: (a) the actual historical transaction amounts in respect of the Existing Continuing Connected Transactions for the two years ended 31 December 2012 and nine months ended 30 September 2013; (b) the estimated future demand for train services to be provided by the Group after taking into consideration of the future business growth and development of the Company; (c) the estimated transaction amount under the Existing Continuing Connected Transactions for the year ending 31 December 2013; and (d) an estimated annual growth in service fees, with reference to the growth of the gross domestic product (“GDP”) of the Guangdong Province and the operational performance of the Group.

(a)	Expected increase in transaction amounts

Under the Framework Comprehensive Services Agreement, railway related services and transportation services to be mutually provided between the GRGC Group Companies and the Group Companies include several additional services, including cleaning services of locomotive and railway stations and the provision of railway services, as compared to the transportation services under the Existing Framework Comprehensive Services Agreement. The Existing Continuing Connected Transactions include only certain transportation services while minimal railway services were provided by the Group Companies to GRGC.

According to the Company’s Annual Report for the year ended 31 December 2012, the economy of the PRC, under stimulation by the new government through new economic reform measures, is expected to maintain stable growth at a relatively high pace, and the nation’s robust economy will propel the railway transportation industry to enter a new phase of relatively fast growth with increased demand for passenger and freight transportation, network formation and operation of high-speed railways. The Company plans to further develop their core businesses of passenger and freight transportation and develop their railway operation services.

LETTER FROM CMB INTERNATIONAL

Upon discussion with the Company’s management, we were advised that GRGC will operate two new railways, namely Xiamen-Shenzhen Railway, connecting Xiamen to Shenzhen, and Shaogan Railway, connecting Jiangxi to Guangdong. The Xiamen-Shenzhen Railway is expected to begin operations by the end of 2013, and the Shaogan Railway is expected to begin operations by the latter half of 2014. The two new railways are expected to contribute revenue to the Group and further enhance its operating scale by the provision of passenger services, cleaning services, repair services, etc.. As a result of the operations of the new railways, it is expected that the transportation and railway-related services provided between the Group and GRGC Group Companies will increase substantially in the following twelve to twenty-four months. We have also reviewed relevant documents provided by the Company regarding the details of the above new railway projects issued by GRGC.

We have also noted that the State Council of the PRC, as stated at their meeting on 24 July 2013 and in the twelfth five-year plan, plans to boost the economy by investing RMB3.3 trillion into the country’s railway industry by 2015. As the PRC government places great importance on the PRC’s railway system, the industry is expected to continue its expansion in the coming years.

Save for the above factors contributing to the significant increase in the transaction amounts for the transportation services and railway related services provided between the Group and the GRGC Group Companies, the Directors expect that the expected annual growth rate of the Proposed Annual Caps for each of the railway related and transportation services provided to and by the Group for each of the three years ending 31 December 2016 are taking into account of (a) the average annual growth rate of the GDP of Guangdong Province between 2011 and the first half or 2013; and (b) the operational performance of the Group as illustrated in the section below.

LETTER FROM CMB INTERNATIONAL

(b)	Operational performance of the Group

Set out below is a summary of the operational performance of the Group for the year ended 31 December 2012 and each of the six months ended 30 June 2012 and 2013 as extracted from the relevant annual report and interim reports of the Company.

		Six months	Six months
	Year ended	ended	ended
	31 December	30 June	30 June
	2012	2012	2013

Passenger delivery volume (million persons)	84.60	42.42	44.84
% increase			+5.71%

Railway network usage and other transportation related services (million RMB)	4,890.64	2,147.00	2,499.06
% increase			+16.40%

As shown in the table above, the volume of the Group’s business has been expanding in terms of passenger volume and railway network usage and other transportation related services in the first half of 2013, which, as advised by the Directors, is mainly attributable to the reviving global economy and the steady growth of the PRC economy. The Directors are optimistic about the performance of the Group in the future and expect that the services required from GRGC Group Companies as well as services provided to the GRGC Group Companies will increase generally in line with the business growth of the Group.

(c)	GDP growth rate of Guangdong Province

According to statistics published by the Statistics Bureau of Guangdong Province, the average annual growth rate of GDP of Guangdong Province was approximately 7.8% and 8.2% during 2011 and 2012 respectively, and the growth rate for the first half of 2013 was approximately 8.5%. Though these numbers do not show the rapid growth experienced in previous years, they nevertheless reflect the continuous and steady growth in the economy of Guangdong Province, which in turn will lead to a robust growth in the Group’s business accompanied by a corresponding increase in the services to be required by the Group from the GRGC Group Companies as well as services to be provided to the GRGC Group Companies.

LETTER FROM CMB INTERNATIONAL

Having reviewed and discussed with the Directors the bases for determining the Proposed Annual Caps, which include, (a) the historical transaction amounts in respect of the Existing Continuing Connected Transactions; (b) the estimated future demand for train services to be provided by the Group after taking into consideration the future business growth and development of the Company; (c) the estimated transaction amount under the Existing Continuing Connected Transactions for the year ending 2013; and (d) an estimated annual growth in service fees, with reference to the growth of the gross domestic product (“GDP”) of Guangdong Province and the operational performance of the Group; we concur with the Directors’ view that the basis of determination of the Proposed Annual Caps are fair and reasonable so far as the Company and the Independent Shareholders as a whole are concerned.

Conditions

Pursuant to Listing Rule 14A.37, the Company will seek the approval by the Independent Shareholders for the CCT (including the Proposed Annual Caps) for the three years ending 31 December 2016 subject to the following conditions:

1.	The CCT will be:

a.	entered into the ordinary and usual course of the business of the Group;

b.	conducted on normal commercial terms or, if there are no sufficient comparable transactions to judge whether they are on normal commercial terms, on terms no less favourable to the Group Companies than terms available to or from independent third parties; and

c.	entered into in accordance with the terms of the Framework Comprehensive Services Agreement that are fair and reasonable and in the interests of the Shareholders as a whole;

2.	the aggregate amount of the services to be made between the Group Companies and GRGC Group Companies under the Framework Comprehensive Services Agreement for each of the three years ending 31 December 2016 shall not exceed the Proposed Annual Caps; and

3.	the Company will comply with all other relevant requirements under the Listing Rules.

LETTER FROM CMB INTERNATIONAL

Taking into account of the conditions attached to the CCT, in particular (i) the restriction by way of setting the annual caps; (ii) the compliance with all requirements under Listing Rules 14A.37 (which include the annual review and/or confirmation by the independent non-executive Directors of the Company on the actual execution of the CCT pursuant to Rule 14A.37 of the Listing Rules); and (iii) the compliance with all requirements under Rule 14A.38 of the Listing Rules (which includes the confirmation by the Company’s auditors that the CCT have received the approval of the Board, are in accordance with the pricing policies of the Group Companies and terms of the Framework Comprehensive Services Agreement), and have not exceeded the Proposed Annual Caps, we consider that the Company has taken appropriate measures to govern the Company in carrying out the CCT, thereby safeguarding the interests of the Shareholders thereunder. In particular, we note that the CCT are, by virtue of the requirements of Rule 14A.37 of the Listing Rules, conditional upon being carried by the Company in the ordinary and usual course of its business, on normal commercial terms, fair and reasonable and in the interests of the Shareholders as a whole.

RECOMMENDATION

Having considered the above factors, we consider that the CCT are on normal commercial terms, in the ordinary and usual course of business and in the interest of the Company and the Shareholders as a whole and the CCT as well as the basis of determination of the Proposed Annual Caps are fair and reasonable so far as the Company and the Shareholders are concerned. Accordingly, we recommend the Independent Board Committee to advise the Independent Shareholders to vote in favor of the resolution to approve the Framework Comprehensive Services Agreement, the CCT, and the Proposed Annual Caps.

Yours faithfully

For and on behalf of

CMB International Capital Limited

Anthony Ng

Director

Investment Banking Division

APPENDIX	GENERAL INFORMATION

1.	RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this circular misleading.

2.	DISCLOSURE OF INTERESTS

(a)	Interests and short positions of the Directors, Supervisors and chief executive in the securities of the Company and its associated corporations

At the Latest Practicable Date, none of the Directors, the Supervisors or the chief executive of the Company or their respective associates had any interests or short positions in the shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which are (a) required to be notified to the Company and the HKSE pursuant to Divisions 7 and 8 of Part XV of the SFO; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the SFO; or (c) required to be notified to the Company and the HKSE pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers in Appendix 10 of the Listing Rules.

As at the Latest Practicable Date, the following Directors and Supervisors are a director and/or an employee of GRGC, the largest Shareholder:

Name	Position(s) at GRGC

Li Wenxin, Chairman of the Board	Chairman of the board and general manager of GRGC

Sun Jing, Director	Deputy general manager of GRGC

Yu Zhiming, Director	Chief accountant of GRGC

Xu Ling, Chairman of the Supervisory Committee of the Company	Vice secretary of the party committee and secretary of the commission for inspecting discipline of GRGC

APPENDIX	GENERAL INFORMATION

Name	Position(s) at GRGC

Chen Shaohong, Supervisor	Vice-chief economist and director of corporate and legal affairs department of GRGC

Shen Jiancong, Supervisor	Director of human resources division and organization department head of party committee of GRGC

Li Zhiming, Supervisor	Chief of audit division of GRGC

Chen Jianping, Supervisor	General manager of diversified operation and development center, deputy secretary of the party committee and director of diversified operation and management office of GRGC

The Company has not granted to any of the Directors, Supervisors or the chief executive of the Company or their spouses or children under the age of 18 any right to subscribe for any Shares or debentures of the Company.

(b)	Miscellaneous

None of the Directors, the Supervisors and the chief executive of the Company had any direct or indirect interest in any assets which had been acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group since 31 December 2012, being the date to which the latest published audited financial statements of the Company were made up.

None of the Directors, the Supervisors or the chief executive of the Company is materially interested in any contract or arrangement subsisting at the Latest Practicable Date which is significant in relation to the business of the Group and to which the Company was a party.

APPENDIX	GENERAL INFORMATION

3.	COMPETING BUSINESS INTERESTS OF DIRECTORS

As of the Latest Practicable Date, none of the Directors, the Supervisors or the chief executive of the Company or their respective associates had any interest in a business which competes or may compete with the business of the Group.

4.	SERVICE CONTRACTS

As of the Latest Practicable Date, none of the Directors or the Supervisors had any existing or proposed service contract with any member of the Group (excluding contracts expiring or determinable by any member of the Group within one year without payment or compensation, other than statutory compensation).

5.	QUALIFICATION

The following is the qualification of the expert who has given an opinion or advice on the information contained in this circular:

Name	Qualifications

CMB International	a corporation licensed to carry out type 1 (dealing in securities) and type 6 (advising on corporate finance) regulated activities under the SFO

6.	EXPERT AND CONSENT

As of the Latest Practicable Date, CMB International:

(a)	did not have any shareholding, direct or indirect, in any member of the Group or any rights (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group;

(b)	did not have any interest, either directly or indirectly, in any assets which had been acquired or disposed of by or leased to any members of the Group, or were proposed to be acquired or disposed of by or leased to any members of the Group since 31 December 2012, being the date up to which the latest published audited financial statements of the Group were made; and

(c)	has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and references to its name in the form and context in which they are included herein.

APPENDIX	GENERAL INFORMATION

7.	MATERIAL ADVERSE CHANGE

The Directors confirm that there has been no material adverse change in the financial or trading position of the Group since 31 December 2012, being the date to which the latest published audited financial statements of the Group were made up.

8.	MISCELLANEOUS

(a)	All references to times in this circular refer to Hong Kong times.

(b)	The English text of this circular shall prevail over the Chinese text, in case of any inconsistency.

9.	DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the offices of Cleary Gottlieb Steen & Hamilton (Hong Kong) at 39th Floor, Bank of China Tower, One Garden Road, Hong Kong from 1 November 2013 to 14 November 2013 (both days inclusive):

(a)	the Existing Framework Comprehensive Services Agreement;

(b)	the Framework Comprehensive Services Agreement;

(c)	the letter from CMB International to the Independent Board Committee and the Independent Shareholders dated 1 November 2013; and

(d)	the consent letter issued by CMB International.

NOTICE OF EGM

(a joint stock limited company incorporated in the People’s Republic of China)

(Stock Code: 525)

NOTICE OF 2013 EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting or any adjournment thereof (the “EGM”) of the shareholders of Guangshen Railway Company Limited (the “Company”) will be held at 9:30 a.m. on Thursday, 19 December 2013 in the Meeting Room of the Company at 3/F, No. 1052 Heping Road, Shenzhen, Guangdong Province, the Peoples’ Republic of China (the “PRC”) to consider and, if though fit, approve the following ordinary resolution of the Company:

ORDINARY RESOLUTION

“THAT the framework comprehensive services agreement dated 18 October 2013 entered into between the Company and Guangzhou Railway (Group) Company (the “Framework Comprehensive Services Agreement”), the continuing connected transactions contemplated thereunder, and the proposed annual caps in relation to the continuing connected transactions under the Framework Comprehensive Services Agreement for the three financial years ending 31 December 2016, be and are hereby approved; and the general manager of the Company be and is hereby authorised for and on behalf of the Company to execute all such other documents and agreements and do such acts or things as he may in his absolute discretion consider to be necessary, desirable, appropriate or expedient to implement or give effect to the transactions under the Framework Comprehensive Services Agreement.”

Notes:

(1)	Holders of the H shares of the Company are advised that the register of members of the Company’s H shares will be closed from Tuesday, 19 November 2013 to Thursday, 19 December 2013 (both days inclusive), during which period no transfer of H shares will be registered. If any holders of H shares of the Company intend to attend the EGM, all transfers, accompanied by the relevant share certificates, must be lodged with the Company’s H share registrars in Hong Kong, Hong Kong Registrars Limited, at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not later than 4:30 p.m. on Monday, 18 November 2013. Shareholders of the Company whose names appear on the registers of members of the Company at 4:30 p.m. on Monday, 18 November 2013, or their proxies, are entitled to attend the EGM by presenting their identity cards or passports. Holders of the A shares of the Company will be notified separately regarding the EGM.

(2)	Each shareholder entitled to attend and vote at the EGM may appoint one or more proxies (whether a shareholder or not) to attend the meeting and vote on his behalf.

NOTICE OF EGM

(3)	Where a shareholder appoints more than one proxy, his proxies may only exercise the voting right when a poll is taken.

(4)	The instrument appointing a proxy must be in writing and signed by the appointer or his attorney duly authorized in writing. Where the appointer is a corporation, the instrument must be executed under its common seal or under the hand of a director or an attorney of the corporation duly authorized in writing. If the proxy form is signed by an attorney on behalf of the appointer, the power of attorney or any other authority must be notarially certified. To be valid, the proxy form, together with a notarially certified copy of the power of attorney or any other authority, must be delivered to the registered office of the Company not less than 24 hours before the commencement of the EGM or any adjournment thereof (as the case may be).

(5)	Shareholders who intend to attend the EGM are requested to deliver the reply slip to the registered office of the Company at No. 1052 Heping Road, Shenzhen, Guangdong Province, the PRC, in person, by post or by facsimile on or before Friday, 29 November 2013.

(6)	The EGM is expected to last for half a day. Shareholders and proxies attending the EGM shall be responsible for their own travel, accommodation and other related expenses.

Registered office of the Company:

No. 1052 Heping Road

Shenzhen, Guangdong Province

The People’s Republic of China

Telephone: 86-755-25588150

Facsimile: 86-755-25591480

By Order of the Board

Guangshen Railway Company Limited

Guo Xiangdong

Company Secretary

Shenzhen, the PRC

1 November 2013

As at the date of this notice, the executive directors of the Company are Mr. Li Wenxin, Mr. Shen Yi and Mr. Luo Qing; the non-executive directors of the Company are Mr. Sun Jing, Mr. Yu Zhiming and Mr. Li Liang; and the independent non-executive directors of the Company are Mr. Lo Mun Lam, Mr. Liu Xueheng and Ms. Liu Feiming.